Volt Information Sciences, Inc.
                              560 Lexington Avenue
                            New York, New York 10022



VIA EDGAR

Securities and Exchange Commission               April 6, 2005
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:        Michele Anderson, Esq.
                  Legal Branch Chief

                  Re: Volt Information Sciences, Inc. (the "Company") Form 10-K for the fiscal year ended October 31, 2004 Filed January 14, 2005
                  File No. 1-9232

Dear Ms. Anderson:

     Set forth below are the Company's responses to the staff's letter dated March 11, 2005 regarding the Company's Form 10-K for the fiscal year ended October 31, 2004 (the "2004 10-K"). For your convenience, we have keyed our responses to the staff's comments regarding Item 9A, Controls and Procedures on page 97 of the 2004 10-K (the "Item 9A Disclosure").

Response to Question 1:

     The Company's Item 4 disclosure on page 44 of its Form 10-Q for the quarter ended January 31, 2005 provided the following disclosure regarding the actions it undertook to remedy the material weaknesses in its internal controls and procedures and disclosure controls and procedures:

     "As a result of the foregoing, during the first quarter of fiscal year 2005, the Company identified and began to implement additional controls over revenue recognition in its Uruguayan operation and the Company's financial statement close processes. In addition, the Company has already implemented or is in the process of developing the following key remediation initiatives:

     o Expansion of the personnel, resources and responsibilities of the internal audit function;

     o    Reissuance of specific guidelines for revenue recognition;

     o    Development of new and enhanced monitoring controls;

     o Establishment of a new communications program for financial managers to improve awareness of the importance of the financial close process; and

     o A comprehensive review of the internal controls over financial reporting.

     In addition, in mid-February 2005, the Company upgraded its enterprise resource planning system to enable a more robust analysis of its accounts."

     In regard to the above disclosure, the Company supplementally advises the staff that intensified remediation efforts began on January 18, 2005, after the filing of the 2004 10-K and prior to the end of the Company's first fiscal quarter of 2005, with a conference call to senior operating and financial management led by the Chief Executive Officer and the Chief Financial Officer ("CFO"). Immediately following the conference call, a listing of all audit issues, their proposed remediation and a synopsis of significant account analyses practices were distributed to each business unit with requirements for remediation to be completed prior to the end of the Company's first fiscal quarter. This was followed up with face-to-face meetings with most of the business units' senior financial managers by the CFO and the Principal Accounting Officer ("PAO"), as well as telephonic meetings with the remaining senior financial managers. Among the more material items discussed and documented were the following:

     o    Proper revenue recognition procedures in Uruguay;

     o Stringent review and justification for accruals, with emphasis on income, payroll and other taxes, and computer and communication costs (including FAS 5 analyses);

     o Comprehensive review of inventory costs and methodology to identify excess and obsolete inventory;

     o Review of leases to ensure proper accounting consistency with FAS 13 and Technical Bulletin 85-3;

     o Complete periodic analysis of accounts receivable to identify, and adjust or reserve for billing errors and customer credit balances;

     o    Expanded analysis to find unrecorded liabilities; and

     o    Reinforcement of the financial statement close processes.

     The above remediation actions will be further described in the Company's Form 10-Q for the quarter ending May 1, 2005.

     The Company's Item 9A Disclosure was accurate and correct at the time of its 2004 10-K filing for the following reasons. The 2004 10-K was filed on January 14, 2005. In mid-December 2004, the Company discovered that revenue had not been properly recognized in its Uruguayan operations in accordance with the Company's policies. Upon discovery, Company employees, along with the Company's independent auditors, dedicated themselves to determining the scope of the problem and correcting the Company's financial records with respect to its Uruguayan operations while at the same time preparing the 2004 10-K so that it could be filed by the required deadline. A detailed updated revenue recognition directive was issued to the Telephone Directory segment management on January 21, 2005.

     One week prior to the filing deadline for the 2004 10-K, the Company's management and its independent auditors determined that an additional material weakness existed relating to adjusting entries which were made during the audit process. Management and the Company's independent auditors then informed the Audit Committee of the Company's Board of Directors of such facts. Due to the limited timeframe prior to the 2004 10-K filing deadline, the Company was unable to complete the implementation, documentation and validation of remedial actions with regard to this additional material weakness prior to the filing deadline.

     Accordingly,  in view of the foregoing, it is the Company's belief that its
Item 9A Disclosure was accurate and correct as of the 2004 10-K filing date.

Response to Question 2:

     The first paragraph of the Item 9A Disclosure specifically states that "in mid-December 2004 the Company discovered that revenue had not been properly recognized in its Uruguayan operations (which is part of the Telephone Directory segment) in accordance with Company's policies." For your information, the exact date of such discovery was December 13, 2004.

     The Company supplementally advises the staff that its CFO and PAO initiated discussions with the financial staff in Montevideo, and the examination of detailed schedules and correspondence from their office. This review led to the determination by the PAO that revenue had been recognized improperly in this operation since at least 1998, as reflected in the Company's restated Form 10-K for the fiscal year ended November 2, 2003 ("Amended Form 10-K"). However, it is the Company's belief that no further disclosure is required since the Company thoroughly disclosed the circumstances of the Uruguay revenue recognition restatement in the 2004 Form 10-K, the Amended Form 10-K, and a Form 8-K filed with the Commission on February 11, 2005.

Response to Question 3:

     The Company supplementally advises the staff that the deficiencies in its financial statement close process included certain account analyses and reconciliations not being performed on a timely basis, certain instances of incomplete review of facts and circumstances resulting in errors of judgment and estimation, and failures to follow existing requirements to ensure that all adjustments were made on a timely basis during the close process. The Item 4 disclosure in the Company's Form 10-Q for the quarter ending May 1, 2005 will be expanded to discuss such deficiencies in the close process.

     Additionally, you had requested that the Company "specify the undetected adjusting entries and the particular financial line items to which the adjusting entries relate." The Company believes such disclosure is inappropriate and would be confusing and misleading to investors.

     It should be noted that such adjustments were made to the Company's internal preliminary financial statements prior to any public disclosures of its earnings.

     In addition to the effect of the Uruguayan sales, which was disclosed and quantified in the first paragraph of the Item 9A Disclosure, the Company supplementally advises the staff that such other adjusting entries primarily related to the bullet points on page two of this response letter.

Response to Question 4:

     In the Company's future periodic filings, we will change the language contained in Item 9A or Item 4, as appropriate, to indicate that our certifying officers have concluded that the Company's disclosure controls and procedures are either effective or ineffective, as the case may be, as of the fiscal period end.

Response to Question 5:

     The Company supplementally advises the staff that it had no changes in internal controls for financial reporting that occurred during the fourth quarters of fiscal 2003 or 2004 that would have materially affected, or which were reasonably likely to materially affect, the Company's internal control over financial reporting.

     We call to the staff's attention, as disclosed in the Item 9A Disclosure, in the 2004 10-K, that beginning with the Company's Annual Report on Form 10-K for fiscal 2005, the Company will become subject to the provisions of Section 404 of the Sarbanes-Oxley Act.

     We would appreciate you telephoning our counsel, Mr. Michael J. Shef at Troutman Sanders LLP (212-704-6140), following your review of this letter or if you have any questions or need any additional information.

     Thank you for your consideration.



                               Very truly yours,


                               /s/ James J. Groberg

                               James J. Groberg
                               Senior Vice President and Chief Financial Officer



cc:  Derek Swanson, Esq., SEC CorpFin